Exhibit 21.1

PROS Holdings, Inc.
List of Subsidiaries as of December 31, 2015

Name of Entity	State/Country of Incorporation/Organization
PROS Canada Operations, Ltd.	Canada
PROS CPQ, Inc.	Illinois
PROS Europe Limited	England and Wales
PROS France SAS	France
PROS Germany GmbH	Germany
PROS, Inc.	Delaware
PROS International Technology Limited	Ireland
PROS Technology Australia Pty. Ltd.	Australia
SignalDemand, Inc.	Delaware